April 2, 2014

Mr. David L. Orlic

Special Counsel

Office of Mergers & Acquisitions

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Signature Group Holdings, Inc.

Preliminary Proxy Statement on Schedule 14A

Filed March 25, 2014

File No. 001-08007

Dear Mr. Orlic:

Set forth below are responses to the comments that were provided by the Commission’s staff to our client, Signature Group Holdings, Inc. (“Signature” or the “Company”), by your letter dated April 1, 2014 (the “Comment Letter”), regarding the above-referenced filing (the “Preliminary Proxy Statement”).

The text of each comment in the Comment Letter is included in the Company’s responses for your reference. The references in the captions below to “Comment” correspond to the numbered paragraphs of the Comment Letter.

In addition to the responses to the Commission’s comments, concurrently with the filing of this letter, Signature will file Amendment No. 1 to the Preliminary Proxy Statement (the “Amended Proxy Statement”) reflecting the Commission’s requested edits.

Comment 1. We note your disclosure that, in a contested election, broker non-votes will not count for purposes of calculating whether a quorum is present. Given that the inquiry with respect to quorum formation is typically made with respect to shares, rather than votes, please describe how your organizational documents operate in this regard. Please also provide us with the authority upon which you rely to come to this conclusion.

Response: The Company believes that the New York Stock Exchange’s rules, which apply to banks, brokers and other member organizations, do not permit custodians to exercise discretionary voting authority with respect to any proposal on a proxy where there is a contested election. Accordingly, broker non-votes will not count for purposes of calculating whether a quorum is present.

Crowell & Moring LLP ¡ www.crowell.com ¡ Washington, DC ¡ New York ¡ San Francisco ¡ Los Angeles ¡ Orange County ¡ Anchorage ¡ London ¡ Brussels

The Company’s Second Amended and Restated Bylaws (the “Bylaws”), Exhibit 3.1 to the Company’s Current Report on Form 8-K filed with the Commission on March 13, 2014, provide at Section 2.6 that:

The holders of record of a majority of the total number of votes eligible to be cast in the election of directors, represented in person or by proxy, shall constitute a quorum for the transaction of business at any meeting of stockholders, except as otherwise provided by law, these Bylaws or the Certificate of Incorporation… When a quorum is once present to organize a meeting of stockholders, such quorum is not broken by the subsequent withdrawal of any stockholders.

Section 2.8 of the Bylaws provides that, except as otherwise provided in the Company’s Certificate of Incorporation or by statute, each holder will be entitled to one vote at a meeting of stockholders for each share of Company stock owned. Therefore, under the Bylaws, a quorum will be present at the Annual Meeting if the holders of a majority of shares of the Company’s common stock are present at the Annual Meeting in person or by proxy.

New York Stock Exchange (NYSE) Rule 452 specifies when banks, brokers and other member organizations (collectively, “custodians”) may authorize submitting a proxy on behalf of the stock’s beneficial owner. In uncontested elections, custodians may submit proxies without any specific instructions provided by such beneficial owner on matters that are considered “routine” or “discretionary.” NYSE Rule 452 requires the custodian to mark through any proposal on the proxy card that is considered non-routine or non-discretionary, creating a “broker non-vote.”

The Delaware Supreme Court held in Berlin v Emerald Partners, 552 A.2d 482 (Del. 1988) that broker non-votes are to be treated as limited proxies of the beneficial stockholder, and while not considered votes cast on a specific proposal, they are considered to be present for purposes of determining whether a quorum exists at the meeting:

These stock exchange rules further provide that where a proxy form contains both discretionary and nondiscretionary proposals, the broker may vote, or give a proxy to vote, in the absence of instructions from the beneficial owner if the broker physically crosses out those portions where it does not have discretion. [W]here a proposal is nondiscretionary and the broker or fiduciary record holder receives no instructions from the beneficial owner, voting power on that proposal has been withheld. The shares represented by a limited proxy cannot be considered as part of the voting power present on a nondiscretionary proposal from which power has been withheld by crossing it out or otherwise.

And

A stockholder also has the right to be represented at a meeting by giving a general or a limited proxy. ‘[T]he presence of holders of proxies at a meeting renders the shares that they represent present for purposes of a quorum, regardless of whether the written proxies are produced.’ Just as the quorum once established, will not be defeated by a stockholder who participates in part of the meeting but does not vote or leaves the meeting, it also will not be defeated merely because the stockholder who is present by proxy did not provide authority for his representative to vote on all proposals… Therefore, unless the certificate of incorporation provides to the contrary, the legal and practical effect of executing a limited proxy is that a stockholder will contribute to the establishment of a quorum and will be bound by a majority decision of the voting power present on a proposal from which he has withheld the authority to vote. [Internal citations omitted.]

By contrast, broker non-votes do not exist when there is no routine or discretionary matter under Rule 452 on the proxy card. Under Rule 452, custodians may not exercise discretionary voting authority with respect to any proposal on a proxy that is the subject of a counter-solicitation. Therefore, in the event of a contested election, there would be no discretionary matter on the proxy card, and there will be no broker non-votes present at the meeting. Therefore, in a contested election at the Annual Meeting, if a beneficial owner of Company stock has not provided voting instructions to its custodian, its shares will not be voted and will not otherwise be present for purposes of establishing a quorum at the Annual Meeting.

The Company believes that the NYSE Rules do not permit custodians to exercise discretionary voting authority with respect to any proposal on a proxy where there is a contested election, which the Company also believes to be consistent with the prior position of the Staff in other comment letters, as well as consistent with the Delaware Supreme Court’s analysis in Berlin.

The Revised Proxy Statement reflects clarifications with respect to the foregoing at pages 2 and 3, and a marked selection featuring the revised disclosure is provided below:

What constitutes a quorum for the Annual Meeting?

The presence of the owners of a majority of the shares eligible to vote at the Annual Meeting is required in order to hold the Annual Meeting and conduct business. Presence may be in person or by proxy. You will be considered part of the quorum if you voted by telephone, via the Internet or by properly submitting a proxy card or voting instruction form by mail, or if you are present and vote at the Annual Meeting. Under the General Corporation Law of the State of Delaware, at the Annual Meeting, both the shares associated with withhold votes, abstentions and broker non-votes will be counted as present and entitled to vote and therefore, will count for purposes of determining whether a quorum is present at the Annual Meeting. However, in a contested election, there will be no broker non-votes, and shares for which beneficial owners have not provided voting instructions to their banks or brokers will NOT count for purposes of calculating whether a quorum is present.

Uncontested Election

In an uncontested election, if you do not give instructions to your custodian, your custodian is permitted to vote your shares with respect to “routine” matters, such as the ratification of the appointment of Squar Milner as our independent registered public accounting firm under Proposal 2. However, in an uncontested election, if you do not give instructions to your custodian, your custodian will

NOT be permitted to vote your shares with respect to “non-routine” matters. Proposal 1 (Election of Directors) and Proposal 3 (Advisory Vote to Approve Executive Compensation) are considered non-routine matters. Accordingly, if you do not give your custodian specific instructions on Proposal 1 or Proposal 3 in an uncontested election, then your shares will be treated as “broker non-votes” with respect to those matters and will not be voted on the proposal(s) for which you did not provide instructions. When the vote is tabulated for any particular matter, shares associated with broker non-votes, if any, will only be counted for purposes of determining whether a quorum is present. Accordingly, we urge you to promptly give instructions to your custodian to vote “FOR” each of the Board’s director nominees in Proposal 1 and “FOR” Proposals 2 and 3 by using the voting instruction card provided to you by your custodian. You will be given the option of voting by telephone, via the Internet, by mail or in person. Please note that if you intend to vote your street name shares in person at the Annual Meeting, you must provide a legal proxy from your custodian at the Annual Meeting.

Comment 2. Please provide a full five-year employment history for Mr. Raj Maheshwari.

Response: The requested revision to Mr. Maheshwari’s employment history has been made to the Amended Proxy Statement to clarify that he has worked for Charlestown Capital Advisors, LLC since 2005, and a marked selection featuring the revised description is provided below:

Raj Maheshwari (Age 51): Mr. Maheshwari has served as a director of Signature since July 2013. Since 2005, Mr. Maheshwari ~~is~~ has been Managing Director of Charlestown Capital Advisors, LLC, a private merchant banking company he founded in 2005 specializing in financial advisory/merchant banking services (including mergers and acquisitions advisory) to public and private market emerging companies. In particular, Charlestown Capital assisted in Shale-Inland’s acquisitions of Main Steel in 2011 and HDSupply IPVF in 2012. In 2011, Charlestown Capital led the successful reorganization of Meruelo Maddux Properties (subsequently renamed EVOQ Properties), a commercial real estate company based in Los Angeles under Chapter 11 of the U.S. Bankruptcy Code. Charlestown Capital has been a mergers and acquisitions advisor to Esmark, Inc., a steel company that was sold to OAO Severstal of Russia in August, 2008 for $1.3 billion and has also advised Akela Pharmaceuticals, LTS Lohmann, Artevea Digital, among other emerging companies, in their mergers and acquisitions activities. In September 2013, Mr. Maheshwari was appointed Chief Operating Officer of Cambelle-Inland, LLC, an entity founded by Mr. Bouchard. From 1999 to 2005, Mr. Maheshwari was a Portfolio Manager and Managing Director at Weiss Peck and Greer Investments (“WPG”) and its successor parent company Robeco Investment Management. From 1996 to 1999, Mr. Maheshwari was a Vice President of Research at Robert Fleming, Inc., where he helped run a $250 million (approximately) equity arbitrage portfolio. Mr. Maheshwari holds a Bachelor of Science degree in Mathematics and Computer Sciences from the State University of New York at Albany and a Master of Business Administration degree from New York University.

Comment 3. Please disclose the current frequency of shareholder advisory votes on executive compensation and when the next such shareholder advisory vote will occur, or provide an analysis as to why you believe that this is not required. See Item 24 of Schedule 14A.

Response: The requested disclosure has been added to page 12 of the Amended Proxy Statement, and is also provided below:

The Company’s current policy, upon the recommendation of our stockholders, is to provide stockholders with an opportunity to approve, on an advisory basis, the compensation of the named executive officers each year at the annual meeting of stockholders. It is expected that the next such vote will occur at the 2015 annual meeting of stockholders.

Comment 4. Please revise the voting choices on proposal no. 1 so that they are consistent with Rule 14a-4(b)(2).

Response: The proxy card accompanying the Amended Proxy Statement has been revised so that the voting choices on Proposal 1 are “for,” “against” and “withhold.”

Comment 5. We note the very last sentence on the form of proxy. Please specify how shares will be voted with respect to each proposal if no direction is made. See Rule 14a-4(b)(1).

Response: The last sentence on the form of proxy accompanying the Amended Proxy Statement has been revised to specify how shares will be voted with respect to each proposal if no direction is made, as provided below:

If no such direction is made, this proxy will be voted ~~in accordance with the Board of Directors’ recommendations~~, as applicable, “FOR” each of the nominees listed in Proposal 1 and “FOR” each of Proposals 2 and 3.

*        *        *

Attached to this letter is a statement from the Company acknowledging that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the matters discussed above, please telephone the undersigned, outside counsel the Company, at 415-365-7448 or via email at mindick@crowell.com.

Sincerely,

/s/ Murray A. Indick

Murray A. Indick

cc:	Kyle Ross and W. Christopher Manderson, Signature Group Holdings, Inc.

Enclosures

STATEMENT OF SIGNATURE GROUP HOLDINGS, INC.

Each of the undersigned executive officers of Signature Group Holdings, Inc. (the “Company”) hereby acknowledges:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: April 2, 2014

/s/ Craig T. Bouchard
Craig T. Bouchard, Chief Executive
Officer and Chairman of the Board of Directors

/s/ Kyle Ross
Kyle Ross, Executive Vice President and
Chief Financial officer